UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 20, 2013

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Turkcell Plaza
Mesrutiyet Caddesi No. 153
34430 Tepebasi
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure:  A press release dated May 20, 2013 announcing the Borsa Istanbul’s public disclosure request on the SDIF’s takeover of AKS TV and BMC, the Cukurova Group companies.

Istanbul, May 20, 2013

Announcement regarding the Borsa Istanbul’s public disclosure request on the SDIF’s takeover of AKS TV and BMC, the Cukurova Group companies

Subject: Statement made pursuant to Circular VIII, No: 54 of the Capital Markets Board

We are requested on May 17, 2013 by Borsa Istanbul to make a public disclosure, which is presented below.

On May 17, 2013, the Savings Deposit Insurance Fund (“SDIF”) announced that it had taken over the management of AKS Televizyon Reklamcılık ve Filmcilik San. ve Tic. A.S. (“AKS TV”) and BMC San. ve Tic. A.S. (“BMC”) against its overdue receivables from the Cukurova Group.

As of March 31, 2013, our Company, including the shares owned through T Medya Yatırım San. ve Tic. A.S. (majority shareholder of AKS TV),  has a 8% indirect stake in AKS TV, whose carrying amount in our accounts constitutes 0.2% of our total assets. The aforementioned action of the SDIF is expected to have no material impact on our Company’s operations and its financial condition. In addition, there is no financial or ownership relationship between our Company and BMC.

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr
Tel: + 90 212 313 1888
You can follow us on twitter at http://twitter.com/TurkcellNews

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: May 20, 2013	By:	/s/Koray Öztürkler
Name: Koray Öztürkler
Title: Chief Corporate Affairs Officer

TURKCELL ILETISIM HIZMETLERI A.S.

Date: May 20, 2013	By:	/s/Nihat Narin
Name: Nihat Narin
Title: Investor & Int. Media Relations – Director